Mail Stop 4561

July 29, 2008

Michael J. Fister
President and Chief Executive Officer
Cadence Design Systems, Inc.
2655 Seely Avenue, Building 5
San Jose, CA 95134

   Re: Cadence Design Systems, Inc.
     Form 10-K for the Fiscal Year Ended December 29, 2007
     Filed February 26, 2008
     Definitive Proxy Statement Filed March 25, 2008
     File No. 001-10606

Dear Mr. Fister:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

             Sincerely,

             Kathleen Collins
             Accounting Branch Chief